EXHIBIT 11

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as performance shares and the exercise of stock options.

	Three Months Ended March 31,
	2007	2006
Numerator:
Net income	$3,683,000	$3,250,000

Denominator:
Denominator for basic income per share—weighted-average shares	11,890,732	8,186,146
Dilutive potential common shares—employee stock options and performance shares	21,199	12,782

Denominator for diluted earnings per share—adjusted weighted-average shares	11,911,931	8,198,928